Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

March 31, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 7 to Draft Registration Statement on Form F-4
Submitted February 10, 2023
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated March 10, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 7 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on February 10, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 7 to Draft Registration Statement on Form F-4

Business Model, page 122

1. We note your response to prior comment 10. Please revise to discuss any known trends related to your breakeven analysis as of the most recent practicable date.  As a non-exclusive example, clarify whether your cost of revenue and mining inputs have materially increased or decreased and provide a discussion of the Bitcoin price volatility since June 30, 2022.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 122 and 123 of the Revised Draft Registration Statement.

Suppliers, page 124

2. We note your disclosure that you have entered into supply agreements with ASIC manufacturers, as well as your disclosure that you have purchased mining equipment from Bitmain.  Please revise to provide the material terms of those agreements and file the related agreements as exhibits.  Refer to Item 601(b)(10) of Regulation S-K for guidance.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 125 of the Revised Draft Registration Statement. The Company files its agreement with ASIC manufacturer, i.e., Bitmain, as Exhibit 10.20 to the Revised Draft Registration Statement.

Related Party Transaction Policy, page 129

3. We note your response to prior comment 9.  Please revise to clarify whether interested directors on Finfront's board of directors are involved in reviewing of transactions with their affiliates, and the policy the company has with regards to potential conflicts of interest in that regard.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 129 and 130 of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flow, page F-29

4. We have evaluated your December 9, 2022 response 3 and reiterate our request for a more fulsome accounting analysis of the requirements of ASC 230, with specific citation to the relevant guidance, for each type of cash flow stemming from your crypto asset transactions.  In this regard, we are unable discern from your response whether you believe specific ASC 230 guidance applies and, for the various cash flows you cite, why you believe they have aspects of more than one class of cash flows such that you believe ASC 230-10-45-22 applies.  In your response, more fully describe the cash inflows and outflows; describe for each type of cash flow related to digital assets whether the cash inflows and related outflows are presented within the same activity or different activities; and more fully explain by reference to ASC 230 your basis for two of the cash flows you identify in response 3 for looking to the source of the digital asset to determine the type of cash flow activity.

RESPONSE: The Company acknowledges the Staff’s comment.

BitFuFu has amended the cash flow classification related to sales of digital assets on page F-52, F-76 and F-77 of the Revised Draft Registration Statement. Detailed analysis for the major types of cash flows stemming from our crypto asset transactions are as follows:

(1)	When selling cloud mining solution/ hosting services/ other services to customers, BitFuFu typically receives digital assets (such as BTC/ETH/BCH/USDT), and then converted such digital assets to US Dollar on a daily basis or uses such digital assets to pay for its own cost or expenses.

(2)	In Bitcoin self-mining operation, BitFuFu receives Bitcoins from mining pools every day, and sells the mined Bitcoins to obtain fiat currency from time to time. Whether to sell or hold Bitcoins depends on BitFuFu’s working capital needs and management’s investment decisions, which could change from time to time due to the fluctuation of Bitcoin price or market trends.

(3)	BitFuFu pays digital assets for the acquisition of mining equipment.

(4)	BitFuFu sometimes purchases digital assets using fiat currency. The purchased digital assets either are used to pay for its cost or expenses, or are resold for obtain fiat currency after being held for a period.

The above transactions shall be distinguished between non-cash transactions and cash related transactions. Transactions such as receiving digital assets by providing services (including obtaining Bitcoins by providing mining services) or paying digital assets directly to suppliers are noncash transactions. Pursuant to ASC 230-10-50-3 and 50-4, noncash investing and financing activities have been disclosed in the financial statements of BitFuFu.

Transactions such as purchase of digital asset using fiat cash or sales of digital asset obtaining fiat cash shall be presented as investing activities in accordance with ASC 230-10-45-12(c) and 45-13(c), as digital assets are intangible assets in the statement of finance position. In addition, BitFuFu shall be consistent in how it classifies cash outflows and inflows related to an asset’s purchase and sale.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

(n) Revenue recognition

Cloud mining solutions, page F-34

5. Please expand your response 10 dated December 9, 2022 to provide a more fulsome and robust response to our request as to whether your right to utilize the computing power of mining equipment owned by its suppliers is or contains a lease under ASC 842 and the reasons why or why not.  Your response should cite to the terms of the agreement in Exhibit 10.13 which you referenced in your response and specific citation to ASC 842. As part of your reply, please more fully describe the meaning and import of paragraphs2.6, 2.7, 2.8, 2.9, 3.1.1 and 3.1.2 in that agreement as well as the use of the phrase “quantity of computing power actually used in the previous month” in paragraph 4.1.2 in relation to the requirements of ASC 842.

RESPONSE: The Company acknowledges the Staff’s comment and makes analysis as below:

Since December 2021, BitFuFu has entered into a long-term hosting service framework agreement with Bitmain and entrusts Bitmain to host its self-owned and leased mining equipment thereafter, at hosting facilities sourced by Bitmain. Before that, BitFuFu had rented computer servers from a supplier, and such servers were also hosted at the facilities that such supplier cooperated with. Therefore, Exhibit 10.13 is an agreement including both mining equipment renting and hosting services, and BitFuFu has requirements for such supplier on the quality of the leased servers and the quality of the hosting services. Specifically, in paragraphs 2.6, 2.8 and 3.1.1 of Exhibit 10.13, it is required that the supplier shall ensure the physical and network security of the hosted servers and their normal operation, which are requirements for hosting services. Pursuant to paragraphs 2.7, 2.9 and 3.1.2, it is required that each leased server shall have the standard computing power range claimed by the AISC manufacturer (i.e., the qualified machines).

Although BitFuFu rents identified servers which are explicitly specified in the monthly order, the actual amount of computing power of an identified server may be different from the standard computing capacity due to partial damage to the machine. For example, a server that could have a computing capacity of 100T may only operate for an average of 67T (i.e., there are three computing power boards in a machine. If one of them does not work, the machine can still operate with actual computing power decreasing to 67T). In such circumstances, BitFuFu may require the supplier to replace such server, or continue to use such partially damaged server and only pay for the computing power that can operate normally (i.e., 67T in this example). Therefore, paragraph 4.1.2 stipulates that the rental fee shall be settled based on the amount of computing power.

BitFuFu considers that its right to utilize the computing power of mining servers owned by its suppliers contains a lease under ASC 842. To assess whether such arrangement with the supplier meets the definition of a lease, BitFuFu refers to ASC 842-10-55-1, which includes a flowchart that depicts the decision process for evaluating whether a contract is or contains a lease.

First, pursuant to ASC 842-10-15-9 and 15-10, there are identified assets:

1)	Pursuant to paragraphs 1.3 and 3.2.3 of Exhibit 10.13, supplier shall provide BitFuFu with a list of servers available for lease before every quarter. The list of servers to be leased shall be submitted to BitFuFu for its record. The leased servers are explicitly specified in the monthly order.

2)	Although the servers are hosted in the facilities engaged by the supplier during 2021, the supplier does not have substantive rights to substitute the servers in accordance with ASC 842-10-15-10. This is because (i) once a server is connected to BitFuFu’s Aladdin system, the server is fully controlled remotely by the Aladdin system, and any disconnection will be immediately detected by the Aladdin system. Supplier may substitute the servers only if they are malfunctioning and such substitution is required by BitFuFu. Pursuant to ASC 842-10-15-14, the supplier's right or obligation to substitute an asset for repairs or maintenance, if the asset is not operating properly, does not preclude the customer from having the right to use an identified asset, and (ii) there will be operation cost for the supplier to coordinate with the hosting facility operators to substitute the servers, such as costs for server transportation, installation and off rack. Any substitution without the consent of BitFuFu is a breach of the contract and will cause such supplier to be liable for loss incurred by BitFuFu. Hence the supplier would not benefit economically from the exercise of its right to substitute the asset during the period of use.

Second, as explained in the response to comment 6, BitFuFu has control of the leased servers.

6. We note that the Company asserts it controls hash rate before it is transferred to the Company’s customer. As a follow-up to the preceding comment, clarify for us what gives the Company the ability to exercise control of the hash rate before it is transferred to the Company’s customer.

RESPONSE: The Company acknowledges the Staff’s comments and clarifies that in addition to the response to Comment 7 in the Company’s response letter dated September 28, 2022, BitFuFu has the right to control the use of leased computer servers throughout the period of use, because:

1)	BitFuFu has the right to obtain substantially all of the economic benefits from use of leased servers over the period of use (ASC 842-10-15-17), since BitFuFu has the exclusive use of leased servers throughout the period of use. Once a server is connected to BitFuFu’s Aladdin system, the server is fully controlled remotely by the Aladdin system, which can prevent other party from obtaining the economic benefits from use of leased servers. Such sever controlled by the Aladdin system cannot be partially used by anyone else unless the computing power are allocated to such entity by the Aladdin system.

2)

BitFuFu has the right to direct the use of leased servers (ASC 842-10-15-20(a)). BitFuFu makes the relevant decisions about how and for what purpose leased servers are used (ASC 842-10-15-24). For example, pursuant to paragraphs 1.1 and 1.6 of Exhibit 10.13, BitFuFu may use the leased servers to provide hash rate to its customers, and BitFuFu independently determines the price of such hash rate sold. BitFuFu can exclusively decide if to sub-divide the computing power of a server for the use of different customers. In addition, BitFuFu also has the discretion to use the leased machines for bitcoin mining on its own or even to leave the machines idle. BitFuFu also has the right to change its decisions regarding the use of the leased servers during the period of use.

7. Tell us whether you have a contract with the mining pools to which you connect hash rate at the direction of your customers.  If you do, describe the significant rights and obligations and provide your accounting analysis for them.

RESPONSE: The Company acknowledges the Staff’s comment. BitFuFu confirms that it does not have any contract with mining pools to which it connects hash rate at the direction of its customers for its cloud mining solution business. Pursuant to paragraph 2.1(2) of Exhibit 10.18 Cloud Mining Service Agreement, customers shall decide the mining pool to which will connect the hash rate purchased from BitFuFu. Once a certain mining pool is selected by customer, the customer declares that he/she has read and accepted the service agreement of the mining pool, and will bear any loss or damage arising out of, or in connection with, the use of or inability to use the services to be provided by the mining pool, without recourse to BitFuFu.

8. In order to help us evaluate your ASC 606, step 2 analysis:

●	Provide your accounting analysis of the contract stability requirement with specific citation to ASC 606. For example, does the stability requirement serve to define the promise or is it a warranty? In this regard, we note the example in your September2022 response that “if a customer purchase a “90 days 100T Cloud Mining Service,”… , BitFuFu shall continuously provide 100T/second hash rate…”. However, your December 2022 response indicates that you promise to provide no less than 95% of the declared amount of Purchased Hash rate in the customer’s order during the agreed service period.

●	Using the example from your September 2022 response, clarify what the “agreed Service Period” in the customer order represents and provide citation to your customer contract to support your response. For example, does the “agreed Service Period” serve to define the time period in which you must provide the purchased hash rate (e.g., the 90 day period commencing on the date of the order) or to define the amount of purchased hashed rate meeting the stability requirement you must provide, but not the time period in which you must provide it?

●	Your accounting policy disclosure on page F-34 related to “Identifying the Performance Obligation” (i.e., ASC 606 step 2) indicates that “there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation” (i.e. ASC 606, step 2). Please clarify for us to what the reference “each promise” refers and provide further analysis with citation to ASC 606 supporting your single performance obligation conclusion. In your reply, clarify for us how your statement in “Contracts with Customers” accounting policy disclosure that indicates “Service period is measured in a minimum time interval of one second.” (i.e., ASC 606, step 1) relates to the promises you identified.

RESPONSE:

The Company acknowledges the Staff’s comment and submits that:

●

The stability requirement (95% stability) serves to give assurance to its cloud mining customer that the purchased hash rate meets the promised specification. BitFuFu believes that the stability requirement is an assurance type of warranty, not a promise to provide a distinct good or service.

The example in the Company’s September 2022 response and the example in the December 2022 response provide explanations on the different aspects of a “90 days 100T Cloud Mining Service.” 100T/s is the nominal standard amount of purchased hash rate, and according to the 95% stability requirement in Cloud Mining Service Agreement, whenever BitFuFu provides 95T/s or above hash rate, such time (“actual time provided”) is considered qualified and can be counted towards fulfilling BitFuFu’s performance obligations. On the other hand, if the hash rate provided does not reach 95T/s in a certain time period (for example, 10 seconds), the hash rate is considered unqualified and cannot be counted towards fulfilling BitFuFu’s performance obligations, and BitFuFu will compensate the customer by extending such time period (for example, 10 seconds), so that the duration of the services is 90 days and 10 seconds in total, while the actual time provided for qualified hash rate is 90 days.

●	ASC 606 require distinguishing between two types of warranties, which depends on whether the warranty provides an additional service. An assurance-type warranty guarantees the product will perform as promised and is not a separate performance obligation. A service-type warranty provides an additional service to the customer and is a separate performance obligation. The revenue associated with a service-type warranty should be recognized as that obligation is fulfilled.

The contract stability requirement of BitFuFu provides a customer with the “assurance” that the related service will function as the parties intended because it complies with agreed-upon specifications (ASC 606-10-55-30). Such assurance is not a distinct service. According to ASC 606-10-55-33, in assessing whether a warranty provides a customer with a service in addition to the assurance that the product complies with agreed-upon specifications, BitFuFu considers the following factors: (1) the length of the promise: the coverage period for the agreed-upon specifications (i.e., 95% stability) is only for the length of the Agreed Service Period of a customer’s order, and no any other warranty is provided after the order is fully executed; b) the nature of the tasks that the entity promises to perform: to provide the assurance that a cloud mining service complies with agreed-upon specifications (i.e., 95% stability), is essentially to provide the customers the qualifying services requested under the contract. In addition, a customer does not have the option to purchase such warranty separately (ASC 606-10-55-31), which further supports that the assurance is not a distinct service.

●	Pursuant to paragraph 1.1 of Exhibit 10.18 Cloud Mining Service Agreement (“Agreement”), the details of the Service shall be subject to the specific Order. Article 5.5 of the Agreement provides that upon the execution of the Agreement and completion of payment by customer, BitFuFu shall start to deliver the cloud mining service to the customer within 24 hours. Article 3.1 and 3.2 provide that where service is interrupted or does not meet the stability requirement, BitFuFu may compensate customers by extending the service period until the service period stipulated in the execution order is satisfied. For example, when the “Agreed Service Period” written in an Order is “90 days,” it represents that BitFuFu shall provide the purchased hash rate that meets the stability requirement for 90 consecutive days commencing on the date of the order. However, if there is any service suspension due to the reason of BitFuFu, the ending date of the service period will be extended to cover and compensate the suspended period. Please see the response to Comment 9 for a further example.

●	As explained in the Company’s prior response letters, BitFuFu’s promised service in its cloud mining solutions is to provide stable hash rate to customer for a period. Although the “Agreed Service Period” is measured by “days” in the Order, given that hash rate represents the speed of computing and is denominated by units of hash per second, BitFuFu records the running status of hash rate in a minimum time interval of one second. Therefore, there is a promised service every second, that is, providing specified amount of running hash rate in one second is a distinct promise. Hence, in a contract, there are a series of promises to be fulfilled for the “Agreed Service Period”.

BitFuFu also revised its previous statement and identified the promise to transfer to the customer as series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, which constitutes a single performance obligation, based on the following considerations:

1)	hash rate delivered in one second (an “increment of promise”) is distinct. BitFuFu refers to criteria provided in ASC 606-10-25-19: (a) the service is capable of being distinct, because the customer can benefit from the individual promise on its own (that is, the customer can obtain mining rewards generated from hash rate delivered in each second on its own); and (b) each increment of promise to transfer the service is distinct within the context of the contract, because the hash rate provided in each second is separately identifiable, no increment of promise significantly modifies or customizes another and no individual promise significantly affects either BitFuFu's ability to fulfill another second of hash rate service or the benefit to the customer of another second.

2)	the service is accounted for as a performance obligation satisfied over time in accordance with ASC 606-10-25-27, because the customer simultaneously receives and consumes the benefits (mining rewards) provided by the hash rate delivered by BitFuFu during the service period. Therefore, the criteria in ASC 606-10-25-15 have both been met.

9. In order to help us evaluate your ASC 606 step 5 accounting analysis, which you state is based on “actual time provided,” more fully describe for us how you measure progress toward complete satisfaction of your performance obligation and how you determine the transaction price to which such progress is applied.  Provide illustrative examples that include the service period specified in the customer order, the “unit price of cloud mining service fees” including specifying the “unit” to which the fee is linked, and the pricing information conveyed to the customer in response to their order.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully provide the following illustrative example:

On Day 1, a customer makes an order for cloud mining solution. In the order, the amount of Purchased Hash Rate is 100T, the Agreed Service Period is 30 days (which is counted from the exact time when the hash rate starts to be provided) and the unit cloud mining service fee is $0.1/T/day, so that the total contract value is $300 (i.e., $0.1/T/day*100T*30days).

Assuming that the reporting date is December 31, this order has been executed by three days (in reality, the Aladdin system records the Actual Time Provided by second, and BitFuFu has simplified the example for convenience of illustration).

BitFuFu may calculate and recognize the revenue of this order in the reporting period using either of two calculation methods below:

Method 1:

(1) actual time provided = 259200 seconds = 72 hours = 3 days

(2) progress toward complete satisfaction of performance obligation = actual time provided / agreed service period = 3 days/30 days

(3) revenue shall be recognized in December = contract value * progress toward completion = $300* 3 days/30 days = $30

Method 2:

(1) actual time provided = 259200 seconds = 72 hours = 3 days

(2) unit price of cloud mining service fee = $0.1/T/day

(3) revenue shall be recognized in December = unit price of cloud mining service fee * amount of purchase hash rate * actual time provided = $0.1*100T *3 days = $30

These above two methods achieve the same results.

If during such three days in the above example, there is one day during which the hash rate provided is lower than 95T/s (that is, lower than 95% of 100T), such day is not counted towards the fulfillment of BitFuFu’s performance obligation, and the Actual Time Provided during December is only two days. Therefore, the revenue shall be recognized in December is calculated as “contract value * actual time provided / agreed service period = $300* 2 days/ 30 days = $20”, and due to the one-day suspension, the ending date of the order is delayed by additional one day, if no further unqualified time occurred during the following service period.

Cryptocurrency self-mining revenue, page F-38

10. We reissue our request that you provide a comprehensive analysis of ASC 606, step 1.  For example, our request specifically asked for your analysis of ASC 606-10-25-4.  We do not believe your assertion in response 13 dated December 9, 2022 that “BitFuFu believes it is appropriate to treat contract conception time at UTC 00:00:00 and ending time at UTC 24:00:00 every day to reflect the economic substance of its self-mining operation” is responsive to that request because it does not identify the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations or provide supporting analysis. Further that response also asserts that your contract to provide computing power to pool operators is not cancelable at any time by either party without paying compensation. However, we are unable to reconcile your assertion to various paragraphs of the representative contract you cited in your response including, as illustrative and not all inclusive examples, the introductory paragraphs and paragraphs 1.7 and 5.1.  If more than one contract exists, please provide your analysis of the contract combination guidance in ASC 606-10-25-9 and how you evaluated the renewals in ASC 606, step 2.

RESPONSE: The Company acknowledges the Staff’s comment and is aware that there is no well-established precedent on this novel scenario. The Company would like to describe the Bitcoin mining in more technical details as follows and then propose an accounting treatment for revenue recognition. BitFuFu further revised the disclosure on page F-58 of the Revised Draft Registration Statement.

A mining pool participant consents to the online framework service agreements provided by pool operators when such participant sets up its accounts on their websites.

For a single miner, although it appears to be operating continuously, it actually works to solve discrete work tasks one after another. The work tasks are distributed by the mining pool, and the miner uses its own computing power (i.e., hash rate) to try to find solutions that meet the task requirements and submit proof-of-work to the mining pool. These submissions are referred to as “shares.” The mining pool verifies whether the shares submitted by the miner are valid. A valid share means that the miner has completed a certain amount of required work, and the amount of hash rate submitted by the miner are confirmed accordingly. Miners are therefore entitled to receive consideration based on the amount of valid hash rate confirmed by the mining pool and the payout method of the mining pool. This process is identified as a contract and takes an average of 10 to 20 seconds in practice.

This contract meets the five criteria under Step 1 of ASC 606:

(1)	The parties to the contract have approved the contract. BitFuFu considers mining pool operators as its customers. Through the distribution and acceptance of the work tasks by the mining pool and submission of shares by the miner, the parties have approved the contract through their actions.

(2)	Each party’s rights regarding the goods or services to be transferred is identified. According to Stratum mining protocol, the services to be transferred by BitFuFu is to contribute hash rate and complete the work task. The consideration to be transferred by the mining pool operator to BitFuFu is the Bitcoin payout.

(3)	The payment terms for the goods or services to be transferred can be identified, which is the Full-Pay-Per-Share (“FPPS”) method in BitFuFu’s case.

(4)	The contract has commercial substance. BitFuFu receives Bitcoin as non-cash consideration.

(5)	Collection of the consideration is probable. It is probable that BitFuFu will collect substantially all of the consideration for its successful completion of each single work task, which has been demonstrated through the business practice in the mining pool industry.

Each contract between BitFuFu and the mining pool operators is an at-will contract because the contract is terminable at any time by either party without penalty. Pursuant to ASC 606-10-25-4, a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party. BitFuFu’s enforceable right to compensation only begins when it provides hash rate to the mining pool operator and submits valid shares to the mining pool. Referring to FASB Staff Q&A Revenue 7, if a contract can be terminated by each party at any time without compensating the other party for the termination (other than paying amounts due as a result of goods or services transferred up to the termination date), the duration of the contract does not extend beyond the services already transferred.

There may be many contracts in a day. According to the settlement rules of the mining pool, the mining pool only needs to confirm the Bitcoin payout for services provided by BitFuFu within the previous 24 hours at UTC 24:00, and settles the payout within the following day, which can be considered as a consolidated payment for the previous day's contracts.

BitFuFu does not believe these contracts should be combined into a single contract. Pursuant to ASC 606-10-25-9, an entity shall combine two or more contracts entered into at or near the same time with the same customer and account for the contracts as a single contract if one or more of the following criteria are met:

a.	The contracts are negotiated as a package with a single commercial objective.

b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c.	some services promised in each of the contracts are a single performance obligation.

In BitFuFu’s case, the contracts are not negotiated as a package with a single commercial objective. In addition, criterion (b) is clearly not met. The amount of consideration to be paid in solving one work task in a contract does not depend on the price or performance of solving another work task in other contracts.

Pursuant to FASB Staff Q&A Revenue 7, the right to cancel the contract is no different than a right to renew the contract, so when BitFuFu evaluates the renewal option of a contract, it refers to ASC 606-10-55-42. Pursuant to ASC 606-10-55-42, if, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract. No such material right was given to mining pools. Each distribution of work task by mining pool and solving of the work task by a miner is independent of others.

Due to the short duration of each contract, from a practical perspective, BitFuFu believes that using the average price of Bitcoin in a day to calculate the daily revenue obtained from the mining pool is a reasonable approach, which will not have a material difference from the revenue calculated based on the price of bitcoin at each contract inception time.

11. Your response 13 dated December 9, 2022 appears to indicate in its discussion of ASC 606 Step 3 that the variable consideration constraint does not apply, but your disclosure appears to indicate you are applying it.  See e.g., the response 13 statement, “BitFuFu respectfully submits that, although the expected Bitcoin payout is non-cash variable consideration, it is probable that a significant reversal in the amount of cumulative revenue recognized over the daily contract period will not occur under ASC 606-10-32-11 and -12.” Please reconcile the inconsistency.

RESPONSE: The Company acknowledges the Staff’s comment and BitFuFu has revised the disclosure on page F-58 of the Revised Draft Registration Statement.

Note 3. Digital Assets of the Group, page F-41

12. We note your response to prior comment 18. In your response, you indicate that if a company which has USDT balance is a verified user of Tether, that company then has a contractual right to receive cash or another financial instrument from Tether, and in that case, the USDT balance held by that company shall be accounted for as a financial asset. Please clarify why you believe USDT would provide you with a contractual right to cash if you are a verified user and how you considered Tether’s right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the reserves in reaching that conclusion.  Similarly, please clarify why you believe the company’s status as a verified user impacts the accounting for USDT you hold.  In your reply, please clarify whether you believe verified user status is an attribute of USDT or an attribute of the holder.

RESPONSE:  The Company acknowledges the Staff’s comment. BitFuFu further clarifies that it believes that a verified user of Tether would have a contract right to have USDT it holds to be redeemed by Tether, but not a contract right to receive cash, securities or any particular type of financial assets it specifies. Section 3 of the Terms of Services provided on the website of Tether (https://tether.to/en/legal) (the “Terms of Services”) provides that “Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the Reserves”. The assets held in the reserves of Tether may include not only cash and cash equivalents and financial assets such as short-term deposits and treasury bills, but could also be digital assets and other investments which might not be financial assets. As such, USDT cannot be treated as financial assets, even for a verified user. Given USDT’s lack of physical substance, it is appropriate to treat USDT as intangible assets, similar to the treatment of Bitcoin, regardless of the verified user status.

In addition, according to Section 3 of the Terms of Services, such redemption right is a contractual right personal to the verified user, not to any holder of USDT. Therefore, the verified user status is an attribute of the holder, not an attribute of USDT.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 3. Digital Assets of the Group, page F-64

13. Please revise Note 3 – Digital Assets of the Group to provide the same disclosures that were included in the annual financial statement footnotes. The footnote should show the activity within the Digital Assets accounts during the interim period.  In addition, the footnote should include cash flow activity that reconciles to the Statement of Cash Flows.

RESPONSE: The Company acknowledges the staff’s comment and revise pages F-85 and F-86, note 3 of the interim financial statement accordingly.

14. We continue to review your response as noted in prior comment 22 and may have further comments.

RESPONSE: N/A

General

15. Please revise to provide disclosure summarizing the extent of your or your subsidiaries' relationship with Bitmain Technologies Limited ("Bitmain").  As part of your disclosure, be sure to include a discussion of:

●	The aggregate consideration paid, or to be paid, to Bitmain for the acquisition of ASIC miners and under the Service Framework Agreement, and whether they are exclusive agreements;

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 125 and 130 of the Revised Draft Registration Statement.

●	The number and geographic locations of data centers owned or controlled by Bitmain that the company intends to utilize for hosting ASIC miners;

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 124 and 130 of the Revised Draft Registration Statement.

●	The percentage of costs attributed to agreements with Bitmain;

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 130 of the Revised Draft Registration Statement.

●	Whether you are dependent on Bitmain for its hosting operations and ASIC miner supply; and

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 40 and 130 of the Revised Draft Registration Statement.

●	The maximum potential beneficial ownership that Bitmain will own or have the right to acquire post-business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 130 and 190 of the Revised Draft Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP